UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


ALIGN TECHNOLOGY INC.
Common Stock
016255101

Item 1.	a.	Align Technology Inc.
		b.	881 Martin Avenue
			Santa Clara, CA 95050

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	016255101
Item 3.		Investment adviser registered under section 203 of the
			Investment Advisers Act of 1940

Item 4.	a.	3,516,441
		b.	 5.03%
		c.	1.	3,516,441
			2.	      0
			3.	3,516,441
			4.	       0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A